EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operation in the Fourth Quarter of 2015

SHANGHAI, China, Jan. 11, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the fourth quarter ended December 31, 2015.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed(1)	Net added	As of	Net added	As of
	in Q4 2015	in Q4 2015	in Q4 2015	December 31, 2015	in Q4 2015	December 31, 2015
Leased hotels	4	(7)	(3)	616	52	75,436
Manachised and franchised hotels	192	(14)	178	2,147	14,715	203,407
Total	196	(21)	175	2,763	14,767	278,843
(1) Reasons for closures include contract expiration, failure to meet our standards and others.

Number of hotels in pipeline as of December 31, 2015
Leased hotels	21
Manachised and franchised hotels	656
Total	677

Operating Metrics

	For the quarter ended
	December 31 2014	September 30, 2015	December 31, 2015
Occupancy rate (as a percentage)
Leased hotels	87%	91%	86%
Manachised hotels	86%	89%	84%
Franchised hotels	N/A	73%	67%
Blended	87%	89%	84%
Average daily room rate (in RMB)
Leased hotels	190	207	201
Manachised hotels	169	179	167
Franchised hotels	N/A	187	172
Blended	176	188	177
RevPAR (in RMB)
Leased hotels	166	188	172
Manachised hotels	145	159	141
Franchised hotels	N/A	137	116
Blended	153	167	149

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2014	2015	change
Total	1,612	1,612
Leased hotels	568	568
Manachised and franchised hotels	1,044	1,044
Occupancy rate (as a percentage)	89%	86%	-2.6%
Average daily room rate (in RMB)	178	178	0.0%
RevPAR (in RMB)	158	154	-2.9%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q4 2015	December 31, 2015
Economy hotels	136	2,453
HanTing Hotel	69	2,003
Leased hotels	(6)	495
Manachised hotels	75	1,508
Hi Inn	35	302
Leased hotels	(1)	38
Manachised hotels	36	251
Franchised hotels	-	13
Elan Hotel	32	148
Manachised hotels	26	128
Franchised hotels	6	20
Midscale and upscale hotels	39	310
JI Hotel	21	186
Leased hotels	4	75
Manachised hotels	17	111
Starway Hotel	17	118
Leased hotels	(1)	4
Manachised hotels	14	67
Franchised hotels	4	47
Joya Hotel	-	3
Leased hotels	-	2
Manachised hotels	-	1
Manxin Hotels & Resorts	-	2
Leased hotels	-	1
Manachised hotels	-	1
Mercure Hotel	1	1
Leased hotels	1	1
Total	175	2,763

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy	December 31,		yoy	December 31,		yoy
	2014	2015	2014	2015	change	2014	2015	change	2014	2015	change
Economy hotels	1,491	1,491	152	145	-4.6%	169	167	-1.2%	90%	87%	-3.1%
Leased hotels	510	510	156	147	-5.3%	175	173	-0.9%	89%	85%	-4.0%
Manachised and franchised hotels	981	981	149	143	-4.2%	166	163	-1.5%	90%	87%	-2.5%
Midscale and upscale hotels	121	121	224	241	7.8%	270	282	4.7%	83%	85%	2.4%
Leased hotels	58	58	245	276	12.5%	291	308	5.8%	84%	90%	5.3%
Manachised and franchised hotels	63	63	195	196	0.4%	240	245	2.4%	81%	80%	-1.6%
Total	1,612	1,612	158	154	-2.9%	178	178	0.0%	89%	86%	-2.6%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com